

NORTON ROSE FULBRIGHT

Second Amendment and Restatement Agreement

between

Harmony Gold Mining Company Limited

The Original Guarantors listed in Part 1 of Schedule 1 hereto

The Additional Guarantors listed in Part 2 of Schedule 1 hereto

and

Nedbank Limited (acting through its Corporate and Investment Banking division)

Execution Version

Norton Rose Fulbright South Africa Inc
Our ref: NED3855

Contents

1   Definitions and interpretation 2

2   Introduction 4

3   Amendment and restatement 4

4   Acknowledgement regarding Transaction Security 4

5   Governing law 4

6   Jurisdiction 5

7   Severability 5

8   General 5

9   Counterparts 5

Schedule 1 Part 1: Original Guarantors 5

Part 2: Additional Guarantors 5

Signature pages 6

Annexure A Second Amended and Restated ZAR Facility Agreement 13

Second Amendment and Restatement Agreement

Parties   **Harmony Gold Mining Company Limited (as Borrower)**

The Original Guarantors listed in Part 1 of Schedule 1 hereto (as Original Guarantors)

The Additional Guarantors listed in Part 2 of Schedule 1 hereto (as Additional Guarantors)

Nedbank Limited (acting through its Corporate and Investment Banking division) as arranger and lender under the Original ZAR Facility Agreement (the Original ZAR Lender)

Nedbank Limited (acting through its Corporate and Investment Banking division) as hedge provider under the Original ZAR Facility Agreement (the Original Hedge Provider)

Nedbank Limited (acting through its Corporate and Investment Banking division) (as Facility Agent)

It is agreed

1   Definitions and interpretation

1.1   Definitions

(1)   In this Agreement, unless the context dictates otherwise, the words and expressions set forth below shall bear the following meanings and cognate expressions shall bear corresponding meanings:

(a)   **Agreement** means this Second Amendment and Restatement Agreement and its Schedules and Annexure;

(b)   **Borrower** means Harmony Gold Mining Company Limited (registration number 1950/038232/06), a public company duly incorporated in accordance with the company laws of South Africa;

(c)   **Effective Date** means the **Effective Date** as defined in the USD Facility Amendment and Restatement Agreement;

(d)   **Facility Agent** means the **Facility Agent** as defined in the Original ZAR Facility Agreement;

(e)   **Finance Documents** means the **Finance Documents** as defined in the Original ZAR Facility Agreement;

(f)   **Nedbank** means Nedbank Limited (registration number 1951/000009/06), a public company duly incorporated in accordance with the laws of South Africa;

(g)   **Obligors** means the Borrower, each Original Guarantor and each Additional Guarantor and **Obligor** means any of them as the context requires;

(h) **Original ZAR Facility Agreement** means the written agreement entitled **ZAR1 300 000 000 revolving credit facility agreement** entered into on or about 20 December 2013 between, amongst others, the Borrower, the Original Guarantors, the Original ZAR Lender and the ZAR Facility Agent, as amended and restated on or about 5 February 2015;

(i) **Party** means a party to this Agreement and **Parties** means, as the context requires, all of them;

(j) **Second Amended and Restated ZAR Facility Agreement** has the meaning given to it in clause 3.1 (Amendment and restatement) below;

(k) **Signature Date** means the date of the signature of the Party last signing this Agreement in time; and

(l) **USD Facility Amendment and Restatement Agreement** means the written agreement entitled Amendment and Restatement Agreement entered into between, amongst others, the Obligors, Nedbank, the Financial Institutions listed in Part 3 of Schedule 1 as mandated lead arrangers and lenders, Caterpillar Financial Services Corporation as lender and the Financial Institutions listed in Part 3 of Schedule 1 as hedge providers.

1.2 **Construction**

(1) Unless a contrary indication appears, a reference in this agreement to:

(a) any **Party** or any other person shall be construed to include its successors in title, permitted assigns and permitted transferees and, in the case of the Facility Agent, any person for the time being appointed as ZAR Facility Agent in accordance with the Finance Documents;

(b) a Finance Document or any other agreement or instrument is a reference to the Finance Document (as applicable) or other agreement or instrument as in force for the time being and as from time to time amended, restated, supplemented or novated (however fundamentally including by any increase in amounts owing or available to be utilised under such document or any change to the parties thereto);

(c) a person includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium or partnership (whether or not having separate legal personality);

(d) a regulation includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

(e) a provision of law is a reference to that provision as amended or re-enacted;

(f) a time of the day is a reference to Johannesburg time;

(g) including means including without limitation; and

(h) words importing the plural shall include the singular and vice versa.

(2) Clause, Schedule and Annexure headings are for ease of reference only.

1.3 **Third party rights**

(1) Except as expressly provided for in this Agreement, no provision of this Agreement constitutes a stipulation for the benefit of any person who is not a party to this Agreement.

(2) Notwithstanding any term of this Agreement, the consent of any person who is not a party to this Agreement is not required to rescind or vary this Agreement at any time except to the extent that the relevant variation or rescission (as the case may be) relates directly to the right conferred upon any applicable third party under a stipulation for the benefit of that party that has been accepted by that third party.

2 Introduction

2.1 The relevant Parties entered into the Original ZAR Facility Agreement.

2.2 Whereas the Borrower proposes to enter into certain hedging arrangements with the Original Hedge Provider in accordance with the Hedging Documents.

2.3 Pursuant to the transactions contemplated in clause 2.2 above, the Parties have agreed to amend and restate Original ZAR Facility Agreement on the terms and conditions set out in this Agreement.

3 Amendment and restatement

3.1 The Parties hereby acknowledge and agree that, with effect from the Effective Date, the Original ZAR Facility Agreement is amended and restated in the form set out in Annexure A hereto (**Second Amended and Restated ZAR Facility Agreement**) so that it shall be read and construed for all purposes in accordance with the Second Amended and Restated ZAR Facility Agreement.

3.2 The Original ZAR Facility Agreement (including any rights accrued or obligations incurred thereunder) remains of force and effect and is not novated, but is being amended and restated pursuant to this Agreement, and is constituted by the Second Amended and Restated ZAR Facility Agreement.

4 Acknowledgement regarding Transaction Security

With effect from the Effective Date, any references in any of the Finance Documents to **Finance Documents** and to **Finance Parties**, as the case may be, shall be construed as a reference to **Finance Documents** or **Finance Parties**, as applicable, as defined in the Second Amended and Restated ZAR Facility Agreement, it always having been and remaining the intention of the Parties that the Transaction Security would be given for the obligations of the relevant Obligors to the Finance Parties under the Finance Documents as such terms are defined from time to time and in relation to the Finance Documents as they may exist from time to time, including underlying documents which are designated as Finance Documents.

5 Governing law

The entire provisions of this Agreement shall be governed by and construed in accordance with the laws of South Africa.

6 Jurisdiction

The Parties hereby irrevocably and unconditionally consent to the non-exclusive jurisdiction of the High Court of South Africa, Gauteng Local Division, Johannesburg (or any successor to that division) in regard to all matters arising from this Agreement.

7 Severability

Each provision in this Agreement is severable from all others, notwithstanding the manner in which they may be linked together or grouped grammatically, and if in terms of any judgment or order, any provision, phrase, sentence, paragraph or clause is found to be defective or unenforceable for any reason, the remaining provisions, phrases, sentences, paragraphs and clauses shall nevertheless continue to be of full force. In particular, and without limiting the generality of the aforegoing, the Parties hereto acknowledge their intention to continue to be bound by this Agreement notwithstanding that any provision may be found to be unenforceable or void or voidable, in which event the provision concerned shall be severed from the other provisions, each of which shall continue to be of full force.

8 General

8.1 This Agreement as read together with the Second Amended and Restated ZAR Facility Agreement to the extent required, constitutes the sole record of the agreement between the Parties in regard to the subject matter of this Agreement.

8.2 No Party shall be bound by any express or implied term, representation, warranty, promise or the like, not recorded herein.

8.3 No addition to, variation or consensual cancellation of this Agreement and no extension of time, waiver or relaxation or suspension of any of the provisions or terms of this Agreement shall be of any force or effect unless in writing and signed by or on behalf of all the Parties.

9 Counterparts

This Agreement may be executed in any number of counterparts and by the Parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same Agreement.

Schedule 1
Part 1: Original Guarantors

Name of Original Guarantor	Registration number (or equivalent, if any)
African Rainbow Minerals Gold Limited	1997/015869/06
Freegold (Harmony) Proprietary Limited (formerly known as ARMgold/Harmony Freegold Joint Venture Company Proprietary Limited)	2001/029602/07
Randfontein Estates Limited	1889/000251/06
Avgold Limited	1990/007025/06
Harmony Copper Limited (formerly known as Harmony International Holdings Proprietary Limited)	2014/121930/06
Aurora Gold (Wafi) Pty. Ltd.	Australian Business Number 29 100 237 741
Harmony Gold (PNG Services) Pty Limited	Australian Business Number 23 083 828 853
Aurora Gold Limited	Australian Business Number 82 006 568 850
Abelle Limited	Australian Business Number 69 087 480 902

Part 2: Additional Guarantors

Name of Additional Guarantor	Registration number (or equivalent, if any)
Morobe Consolidated Goldfields Limited	1-12047
Morobe Exploration Limited	1-63559
Wafi Mining Limited	1-11452

Signature pages

Borrower

Signed at Randfontein on the 30th day of June 2016.
For and on behalf of
Harmony Gold Mining Company Limited

/s/ PW Steenkamp

_____
Name: Peter William Steenkamp
Capacity: Chief Executive Officer
Who warrants authority

/s/ F Abbott

_____
Name: Frank Abbott
Capacity: Financial Director
Who warrants authority

Original Guarantors

Signed at Randfontein on the 30th day of June 2016.
For and on behalf of
Freegold (Harmony) Proprietary Limited (formerly known as Armgold/Harmony Freegold Joint Venture Company Proprietary Limited)

/s/ PW Steenkamp

_____
Name: Peter William Steenkamp
Capacity: Chief Executive Officer
Who warrants authority

/s/ F Abbott

_____
Name: Frank Abbott
Capacity: Financial Director
Who warrants authority

Signed at Randfontein on the 30th day of June 2016.

For and on behalf of
Randfontein Estates Limited

/s/ PW Steenkamp

_____
Name: Peter William Steenkamp
Capacity: Chief Executive Officer
Who warrants authority

/s/ F Abbott

_____
Name: Frank Abbott
Capacity: Financial Director
Who warrants authority

Signed at Randfontein on the 30th day of June 2016.
For and on behalf of
Avgold Limited

/s/ PW Steenkamp

_____
Name: Peter William Steenkamp
Capacity: Chief Executive Officer
Who warrants authority

/s/ F Abbott

_____
Name: Frank Abbott
Capacity: Financial Director
Who warrants authority

Signed at Randfontein on the 30th day of June 2016.
For and on behalf of
African Rainbow Minerals Gold Limited

/s/ PW Steenkamp
_____
Name: Peter William Steenkamp
Capacity: Chief Executive Officer
Who warrants authority

/s/ F Abbott
_____
Name: Frank Abbott
Capacity: Financial Director
Who warrants authority

Signed at Randfontein on the 30th day of June 2016.
For and on behalf of
Harmony Copper Limited (formerly known as Harmony International Holdings Proprietary Limited)

/s/ PW Steenkamp
_____
Name: Peter William Steenkamp
Capacity: Chief Executive Officer
Who warrants authority

/s/ F Abbott
_____
Name: Frank Abbott
Capacity: Financial Director
Who warrants authority

Signed by **Aurora Gold (Wafi) Pty. Ltd.**
ABN 29 100 237 741 in accordance with
section 127 of the *Corporations Act 2001*

at Randfontein on the 30th day of June 2016.

/s/ PW Steenkamp	/s/ F Abbott
_____	_____
Director/company secretary	Director
Peter William Steenkamp	Frank Abbott
_____	_____
Name of director/company secretary (BLOCK LETTERS)	Name of director (BLOCK LETTERS)

Signed by **Harmony Gold (PNG Services) Pty Limited**
ABN 23 03 828 853 in accordance with
section 127 of the *Corporations Act 2001*

at Randfontein on the 30th day of June 2016.

/s/ PW Steenkamp   /s/ F Abbott
_____   _____
Director/company secretary   Director

Peter William Steenkamp   Frank Abbott
_____   _____
Name of director/company secretary   Name of director
(BLOCK LETTERS)   (BLOCK LETTERS)

Signed by **Aurora Gold Limited**
ABN 82 006 568 850 in accordance with
section 127 of the *Corporations Act 2001*

at Randfontein on the 30th day of June 2016.

/s/ PW Steenkamp   /s/ F Abbott
_____   _____
Director/company secretary   Director

Peter William Steenkamp   Frank Abbott
_____   _____
Name of director/company secretary   Name of director
(BLOCK LETTERS)   (BLOCK LETTERS)

Signed by **Abelle Limited**
ABN 69 087 480 902 in accordance with
section 127 of the *Corporations Act 2001*

at Randfontein on the 30th day of June 2016.

/s/ PW Steenkamp   /s/ F Abbott
_____   _____
Director/company secretary   Director

Peter William Steenkamp   Frank Abbott
_____   _____
Name of director/company secretary   Name of director
(BLOCK LETTERS)   (BLOCK LETTERS)

Additional Guarantors

Signed by **Morobe Consolidated Goldfields Limited**
Company Number 1-12047

at Randfontein on the 30th day of June 2016.

/s/ PW Steenkamp   /s/ F Abbott
_____   _____
Director/company secretary   Director

Peter William Steenkamp   Frank Abbott
_____   _____
Name of director/company secretary   Name of director
(BLOCK LETTERS)   (BLOCK LETTERS)

Signed by **Morobe Exploration Limited**
Company Number 1-63559

at Randfontein on the 30th day of June 2016.

/s/ PW Steenkamp   /s/ F Abbott
_____   _____
Director/company secretary   Director

Peter William Steenkamp   Frank Abbott
_____   _____
Name of director/company secretary   Name of director
(BLOCK LETTERS)   (BLOCK LETTERS)

Signed by **Wafi Mining Limited**
Company Number 1-11452

at Randfontein on the 30th day of June 2016.

/s/ PW Steenkamp   /s/ F Abbott
_____   _____
Director/company secretary   Director

Peter William Steenkamp   Frank Abbott
_____   _____
Name of director/company secretary   Name of director
(BLOCK LETTERS)   (BLOCK LETTERS)

Original Lender

Signed at Sandton on the 30th day of June 2016.

For and on behalf of
Nedbank Limited (acting through its Corporate and Investment Banking division)

/s/ GL Webber

_____
Name: GL Webber
Capacity: Authorised Signatory
Who warrants authority

/s/ NJ Singh

_____
Name: NJ Singh
Capacity: Authorised Signatory
Who warrants authority

Original Hedge Provider

Signed at Sandton on the 30th day of June 2016.

For and on behalf of
Nedbank Limited (acting through its Corporate and Investment Banking division)

/s/ GL Webber

_____
Name: GL Webber
Capacity: Authorised Signatory
Who warrants authority

/s/ NJ Singh

_____
Name: NJ Singh
Capacity: Authorised Signatory
Who warrants authority

Facility Agent

Signed at Sandton on the 30th day of June 2016.

For and on behalf of
Nedbank Limited (acting through its Corporate and Investment Banking division)

/s/ GL Webber

_____
Name: GL Webber
Capacity: Authorised Signatory
Who warrants authority

/s/ NJ Singh

_____
Name: NJ Singh
Capacity: Authorised Signatory
Who warrants authority

Annexure A
Second Amended and Restated ZAR Facility Agreement